SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 9, 2009	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS TAIWAN RENEGOTIATES ITS LEASES WITH GE

Hsinchu, Taiwan, November 9, 2009 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a wholly-owned subsidiary of ChipMOS, has completed the renegotiation of the terms of its equipment leases with GE Money Taiwan Limited (“GE”), which also involves ING Bank N.V., Taipei Branch (“ING”) and ABN AMRO Bank N.V., Taipei Branch (“ABN”), and EQUVO Pte. Ltd., Taiwan Branch (“EQUVO”).

ChipMOS Taiwan and GE entered into a Master Lease Agreement on December 22, 2006, pursuant to which GE has leased equipment to ChipMOS Taiwan under a series of lease agreements to satisfy the production capacity required for ChipMOS Taiwan’s business with Spansion LLC (“Spansion”). GE also entered into certain financing agreements with ING and ABN for funding the leases. Due to the global financial crisis and economic downturn, ChipMOS Taiwan initiated the renegotiation with GE, ING and ABN in order to relax its cash outflow and, after comprehensive discussions, the lease renegotiation has been concluded. As a result of the renegotiation, ChipMOS Taiwan has agreed to continue certain leases with GE and the other leases with GE have been assigned to EQUVO, the new lessor, which has also assumed all corresponding financing obligations of GE to ING and ABN. In addition, EQUVO has also agreed to extend the rental payment schedules for the leases assigned to EQUVO.

The original leases provided the Company with options to purchase the leased equipment at the expiration of the leases in the period from Q4, 2009 to Q4, 2010, and the Company believes that its operational planning may require purchasing most of the leased equipment at that time. The renegotiated leases have extended the lease terms from 3 to 5 years, and the rental payments under the renegotiated leases have also been adjusted to cover the residual value of the leased equipment. Under current accounting rules, the operating lease accounting treatment will no longer apply and the renegotiated equipment leases will be treated as capital leases. As a result, a US$73.8 million capital expenditure is expected to be recognized in the balance sheet of Q4, 2009. However, the US$73.8 million of capital expenditure will not be immediate cash out flow in Q4, 2009. The payment will be spread from Q4, 2009 to 2013 as shown in the table below. After the new leases come into effect, rental payments will decrease by around US$2.8 million per month and depreciation will increase by around US$1.6 million per month starting from December 2009 and extending until mid 2012.

Below is a comparison table to demonstrate the difference of cash out flows under lease terms before and after lease restructuring:

Unit: US$ in million

	2009	2010	2011	2012	2013	Totals
Cash Out - Original	48.1	67.7	7.8	—	—	123.6
Cash Out - Restructuring	45.1	31.2	27.0	18.3	1.8	123.4
Difference	-3.0	-36.5	19.2	18.3	1.8	-0.2

The cash out flow amounts shown above include rental payments during lease period and the payments for capital investment on the residual value of these equipments which ChipMOS Taiwan plan to keep in house after termination of lease. All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of September 30, 2009.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.